Exhibit 23

Consent of Independent Registered Public Accounting Firm
Meredith Savings and Investment Plan Committee:
We consent to the incorporation by reference in the registration statements (No. 33-2094 and No. 333-125675) on Form S-8 of Meredith Corporation of our report dated June 27, 2013, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP
Des Moines, Iowa
June 27, 2013